March 8, 2019

David Sealock
Chief Executive Officer
Petroteq Energy Inc.
15165 Ventura Blvd., #200
Sherman Oaks, CA 91403

       Re: Petroteq Energy Inc.
           Registration Statement on Form 10-12G
           Filed February 11, 2019
           File No. 0-55991

Dear Mr. Sealock:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Business
Oil Sands Exploration and Processing Plant, page 1

1. Revise your discussion relating to the 10,000 barrels of oil produced by the plant during
      2015 to indicate the produced amount represents the total number of gross barrels produced, if true, and discuss the reason(s) for the difference between the 10,000 barrels
      "produced" and the 7,777.33 net barrels that were "sold."
2. Provide us with a reconciliation that separately identifies and quantifies each individual factor, e.g. royalty interests and/or third-party non-operating working interests, etc., so that the 2,223 barrel difference between the produced and sold quantities of production for fiscal year 2015 is fully explained.
3. Your disclosure indicates the processing plant recommenced operations at the end of May
 David Sealock
FirstName LastNameDavid Sealock
Petroteq Energy Inc.
Comapany NamePetroteq Energy Inc.
March 8, 2019
March 8, 2019 Page 2
Page 2
FirstName LastName
         2018; however production at full capacity, e.g. 1,000 barrels per day, is not anticipated until the last quarter of fiscal 2019. Explain the cause(s) for the delay and the extent that the delay materially impacts the requirements for continuous operations under the TMC
         Mineral Lease.
Resources and Mining Operations, page 2

4. We note that you provide a tabular presentation relating to the developed and undeveloped acreage in the TMC Mineral Lease and in the SITLA Leases. However, the basis for determining the gross and net acres indicated by the description of such acreage, e.g.
         "gross acres (working interests & royalty)" and "net acres (100% working interests, less royalty)" appears to be inconsistent with the disclosure requirements under Item 1208 of
         Regulation S-K. Refer to the definitions of a gross acre and a net acre under Item
         1208(c)(1) and (c)(2) of Regulation S-K, respectively, and revise your disclosure accordingly.
The TMC Mineral Lease, page 2

5. Expand your discussion of the TMC Mineral Lease to disclose your working interest percentage.
6. Expand your discussion of the royalties payable under the TMC Mineral Lease to disclose any additional royalties due others, such as the royalty due to the "Developer" of the
         Extraction Technology Process identified in Exhibit 10.1.
7. Expand your disclosure of the average monthly production costs for fiscal year 2015 to clarify the extent that these figures reflect the individual cost items identified in your discussion of operating costs based on current prices.
8. Expand your disclosure to clarify that the monthly production costs shown for fiscal year
         2015 include the costs for the oil sands ore, e.g. the costs related to the open pit mining operations including, but not limited to, the cost of mining, hauling and crushing the unprocessed ore for use in the processing plant. If these costs are not reflected in the 2015 figures as disclosed, modify your disclosure to additionally quantify these costs. This comment also applies to the information provided in the discussion of fixed and variable operating costs based on current prices.
9. Provide us with a breakdown in sufficient detail to identify and quantify the individual cost items reflected in the 2015 average production cost figures for each month presented
10. The discussion of the production costs involved in your "Extraction Technology Process"
         indicates the cost figures, disclosed in terms of dollars per barrel, are based on "current prices." Expand your disclosure to include the effective date upon which these estimates were made.
11. Expand your disclosure to clarify the extent that production costs based on current prices
 David Sealock
FirstName LastNameDavid Sealock
Petroteq Energy Inc.
Comapany NamePetroteq Energy Inc.
March 8, 2019
March 8, 2019 Page 3
Page 3
FirstName LastName
         are comparable to the average production costs for fiscal year 2015 and include an explanation for material differences in production costs, if any.
12. Expand the discussion relating to the purchaser of hydrocarbons produced from your plant to indicate the extent that you have firm arrangements for the sale of the anticipated volume of future production, including the forecast increases pursuant to the terms of the
         TMC Mineral Lease.
13. Expand your disclosure to explain why the finished crude oil product produced and sold in fiscal year 2015 sold at a price representing a discount to the West Texas Intermediate
         Crude benchmark market price.
Permits and Taxes, page 5

14. Tell us the status of the State of Utah Division of Oil, Gas, and Mining's approval of your amended "Notice of Intention to Commence Large Mining Operations" filed on or about
         August 6, 2018.
Extraction Technology, page 6

15. Tell us what percentage of the initial natural gas condensate volume used in your extraction and distillation processes is consumed as feedstock and what percentage is recovered and recycled.
16. The description of your extraction technology indicates the hydrocarbons in the extracted bitumen are manipulated resulting in a sales product that is not bitumen, solvent or a blend of separate products and does not include diluent, but is a distinct product having its own specifications. If true, revise your disclosure of production provided on page 4 to indicate that the final sales product is synthetic oil. Refer to the definition of oil and gas producing activities and the disclosure requirements for oil and gas production in Rule 4-
         10(a)(16)(i)(D) of Regulation S-X and Item 1204(a) of Regulation S-K, respectively. This comment applies to the description of your final sales product throughout your filing.
17. On page 7, you state your expectation that your technology will be able to recycle 99% of the solvent is "based, among other things, on the results of third party tests of the different batches of the heavy oil that have been produced." We note you in turn disclose on page 8 tests of oil sands from various countries, conducted in Russia and at your laboratory in
         San Diego. Please clarify if any such tests were conducted by third parties, and please identify those third parties. If all such tests were conducted internally, please revise to disclose the material details of the "third party tests" you mention on page 7.
The Oil Sands Market, page 7

18. With respect to your disclosure on pages 7 to 8 of estimated oil sands resources in Asphalt
         Ridge, in Utah, and in the United States overall, please revise to clarify that the 2007
         Report derived these estimates from source materials published in 1979, 1987, and 1993.
 David Sealock
FirstName LastNameDavid Sealock
Petroteq Energy Inc.
Comapany NamePetroteq Energy Inc.
March 8, 2019
March 8, 2019 Page 4
Page 4
FirstName LastName
         We note in that regard the dates of the source materials for Table 3-5 and 3-6 on Resource
         3.15 of the 2007 Report.
19. We note your disclosure on page 8 with regard to the tests of Russian oil sands, conducted in Ufa, Bashkorkostan. Please revise to specify the "industrial quantities" of heavy oil which your tests in Russia produced, and provide similar disclosure of the oil saturation of the oil sands samples from China, Indonesia and Jordan, as well as the testing process and quantified results with respect to those tests performed in your San Diego laboratory.
20. Your disclosure presents certain estimated quantities of oil-in-place relating to bitumen and heavy oil resources on pages 7 and 8 and the estimated quantities of contingent resources related to your lease acreage on pages 28, F-5, and F-41, that appear to conflict with guidance pertaining to disclosure of oil and gas activities pursuant to Items 1201(a)
         and 1201(c) of Regulation S-K. Specifically, the Instruction to Item 1202 of Regulation
         S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, generally prohibits disclosure in any document publically filed with the Commission of estimates and values of oil and gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, please revise accordingly.
Petrobloq, LLC, page 9

21. On page 9, you describe your August 2018 agreement with MehzOhanian to develop blockchain applications for Petrobloq. Please revise to disclose the material terms of this agreement and file it as an exhibit to your registration statement.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 35

22. Please revise to disclose your material financial commitments and how you intend to fund them. For example, please disclose
           the future advance royalty payments due under your lease;
           "the capital needed to complete development of [your] Extraction Technology" as referenced in the fourth paragraph on page 35, including the costs of constructing your proposed second and third facilities or expanding your current facility; and
           the remaining money due to FBCC under your agreement.

         Refer to Item 303(a)(1) and (2) of Regulation S-K.
Properties, page 36

23. Please disclose the cost and function of your San Diego research laboratory referred to on page 8.
Financial Statements - General, page F-1
 David Sealock
Petroteq Energy Inc.
March 8, 2019
Page 5

24. We note that your financial statements have been prepared in accordance with IFRS.
         Please address Note 1 to Article 8 of Regulation S-X, as it pertains to the requirement to prepare your financial statements in accordance with generally accepted accounting principles in the United States.
Independent Auditor's Report, page F-36

25. We note that the auditor has not adhered to various PCAOB requirements in drafting the audit opinion. For example, there is no reference to "standards of the Public Company
         Accounting Oversight Board (United States)" in describing the professional standards applied in conducting the audits, and no reference to the independence requirements.
         Please refer to AS 3101 of the PCAOB (formerly PCAOB Auditing Standard
1), and
         make arrangements with your auditor to obtain and file an audit report that is consistent with all requirements.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl
Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact
Parhaum Hamidi, Staff Attorney, at 202-551-3421 or Kevin Dougherty, Staff Attorney, at 202-
551-3271 with any other questions.



FirstName LastNameDavid Sealock                                Sincerely,
Comapany NamePetroteq Energy Inc.
                                                               Division of
Corporation Finance
March 8, 2019 Page 5                                           Office of
Natural Resources
FirstName LastName